UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Puerto Rico Residents Tax-Free Fund, Inc.
(Name of Issuer)

Common Shares, $0.01 par value
(Title of Class of Securities)

745274100
(CUSIP Number)

W. Heath Hawk
GAM Tower, 2 Tabonuco St., Suite 200

Guaynabo, Puerto Rico 00968

(770) 777-9373
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 10, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Ocean Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Puerto Rico
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,008,052
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,008,052
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,008,052
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%[1]
14	TYPE OF REPORTING PERSON OO

1	The percentages used herein are calculated based upon 7,912,904 shares of common stock outstanding as of February 28, 2022, as disclosed in the issuer’s semi-annual certified shareholder report (the “Shareholder Report”) filed on Form N-CSR with the Securities and Exchange Commission (“SEC”) on May 9, 2022.

1	NAME OF REPORTING PERSON William Heath Hawk
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,025,052[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,025,052[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,025,052
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.0%[2]
14	TYPE OF REPORTING PERSON IN

1	Consisting of (i) 17,000 shares held in a joint account of Mr. Hawk and his spouse and (ii) 1,008,052 shares held by Ocean Capital LLC, which are deemed to be beneficially owned by Mr. Hawk in his capacity as managing member of Ocean Capital LLC.

2	The percentages used herein are calculated based upon 7,912,904 shares of common stock outstanding as of February 28, 2022, as disclosed in the issuer’s Shareholder Report filed with the SEC on May 9, 2022.

1	NAME OF REPORTING PERSON Brent D. Rosenthal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON José R. Izquierdo II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

The following constitutes Amendment No. 5 (“Amendment No. 5”) to the Schedule 13D filed by the undersigned with the Securities and Exchange Commission (the “SEC”) on November 16, 2021, as amended by the Amendment No. 1 filed on December 8, 2021, Amendment No. 2 filed on March 17, 2022, Amendment No. 3 filed on April 28, 2022 and Amendment No. 4 filed on June 7, 2022 (collectively, the “Schedule 13D”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 4. PURPOSE OF TRANSACTION

Item 4 is hereby supplemented with the following:

On June 10, 2022, Ocean Capital filed a complaint against the Issuer in the Court of First Instance of the Commonwealth of Puerto Rico. Ocean Capital filed the complaint pursuant to Article 7.15 of the Puerto Rico General Corporations Law (14 L.P.R.A. § 3655), seeking declaration that Ocean Capital’s nominees to the Board have been validly elected at the Issuer’s most recent annual meeting of stockholders and must be seated immediately. Ocean Capital believes that the Issuer’s refusal to recognize the valid election of Ocean Capital’s nominees constitutes unlawful disenfranchisement of the Issuer’s stockholders. The full text of the complaint and additional information related to this lawsuit have been made available on www.ImproveUBSPRFunds.com by Ocean Capital. The information on the website does not constitute part of, and is not incorporated into, this Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 14, 2022

Ocean Capital LLC

By:	/s/ William Heath Hawk
Name:	William Heath Hawk
Title:	Managing Member

William Heath Hawk

/s/ William Heath Hawk

Brent D. Rosenthal

/s/ Brent D. Rosenthal

José R. Izquierdo II

/s/ José R. Izquierdo II